EXHIBIT 12
ATLANTIC COAST ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARY
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended	Year Ended		Year Ended		Year Ended		Year Ended
	December 31,	December 31,		December 31,		December 31,		December 31,
	2006	2005		2004		2003		2002

	(In thousands)
Income (loss) before income taxes	$24,596	$(11,451)		$(9,218)		$(16,895)		$(6,985)
Fixed charges	2,599	6,742		9,631		13,593		13,810
Amortization of capitalized interest	180	196		353		303		237

Income (loss) as defined	$27,375	$(4,513)		$766		$(2,999)		$7,062

Fixed charges:
Interest expense	1,151	$2,012		$7,767		$12,026		$11,640
Interest capitalized	—	—		86		300		766
Amortized capitalized expenses related to indebtedness	704	3,903		1,116		555		555
Estimated interest within rental expense	744	827		662		712		849

Fixed charges as defined	$2,599	$6,742		$9,631		$13,593		$13,810

Ratio of income (loss) to fixed charges	10.5	(0.7	)x	0.1	x	(0.2	)x	0.5	x

Deficiency of less than one-to-one ratio	N/A	$11,255		$8,865		$16,592		$6,748